SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Racing Champions Ertl Corporation
(Name of Issuer)

Common Stock
Par Value $0.01 per Share
(Title of Class of Securities)

750069106
(CUSIP Number)

April 1, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 750069106		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,665,295
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,665,295
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,295
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON IN

13G
CUSIP No. 750069106	Page 3 of 5 Pages

Item 1(a).	Name of Issuer
Racing Champions Ertl Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices
800 Roosevelt Road, Building C, Suite 320 Glen Ellyn, Illinois 60137 USA

Item 2(a). Item 2(b). Item 2(c).	Name of Person Filing Address of Principal Business Office Citizenship
Richard S. Strong 100 Heritage Reserve Menomonee Falls Wisconsin 53051 (414) 359-3400 U.S. Citizen

Item 2(d).	Title of Class of Securities
Common Stock Par Value $0.01 per Share.

Item 2(e).	CUSIP Number
750069106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
N/A

13G
CUSIP No. 750069106	Page 4 of 5 Pages

Item 4.	Ownership
(a) Amount beneficially owned:
See response to Item 9 of the cover page.[1]
(b) Percent of Class:
See response to Item 11 of the cover page.[1]
(c) Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See response to Item 6 of the cover page.[1]
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See response to Item 8 of the cover page.[1]

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

1 The beneficial ownership of Common Stock reported by the Reporting Person includes:
(i)	612,450 shares acquired by Calm Waters Partnership ("CWP") and indirectly by Mr. Strong by virtue of the ownership of CWP by Mr. Strong and other family members; and
(ii)

1,052,845 shares held by client accounts over which Strong Capital Management, Inc. ("SCM"), a registered investment adviser and wholly owned subsidiary of Strong Financial Corporation ("SFC"), has discretionary authority, and beneficial ownership may be attributed to Mr. Strong by virtue of his control of SCM and SFC.

13G
CUSIP No. 750069106	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 29, 2002	/s/ Richard S. Strong Richard S. Strong